SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
PROCESSING
FEB 2 4 2004
WASH DC

SEC FILE NUMBER
8- 65562

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 01, 2003___ AND ENDING ___December 31, 2003___
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CHK Global Securities

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3550 Wilshire Blvd., Suite 1280

(No. and Street)

Los Angeles	CA	90010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Kim   (213) 380-6004

                                                             (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation

(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	Zip Code

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 6 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   **Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.**



OATH OR AFFIRMATION

I, ___Eric Kim_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___CHK Global Securities_____, as of ___December 31_____, ___200 3̶are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

State of ___California___

County of ___Los Angeles___

Subscribed and sworn (or affirmed) to before me this 6ᵗʰ day of ___Feb___, ___2004___

_____
Notary Public

_____
Signature

President/CEO
_____
Title

JANNET P. YUN
Commission # 1259786
Notary Public - California
Los Angeles County
My Comm. Expires Apr 7, 2004

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in F̶i̶n̶a̶n̶c̶i̶a̶l̶ ̶C̶o̶n̶d̶i̶t̶i̶o̶n̶. Cash Flows
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CHK Global Securities

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2003

Independent Auditor's Report

Board of Directors
CHK Global Securities

I have audited the accompanying statement of financial condition of CHK Global Securities as of December 31, 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CHK Global Securities as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
February 2, 2004

Assets

Cash	$	5,219
Receivable from clearing firm		31,764
Clearing deposit		20,019
Petty cash		65
Other receivable		300
Total assets	$	**57,367**

Liabilities & Stockholders' Equity

Liabilities

Accounts payable	$	3,384
Salaries payable		10,411
Total liabilities		13,795

Stockholders' equity
Common stock, no par value, 1,000,000 shares authorized,

200,000 issued and outstanding	200,000
Accumulated deficit	(156,428)
Total stockholders' equity	**43,572**
Total liabilities & stockholders' equity	$ **57,367**

The accompanying notes are an integral part of these financial statements.

Revenues

Commissions	$	256,148
Interest income		19
Other income		9,685

Total revenue	265,852

Expenses

Advertising	15,312
Clearing expense	42,168
Employee compensation and benefits	227,633
Occupancy and equipment rental	30,862
Taxes, other than income taxes	18,526
Other operating expenses	64,955
Total expenses	399,456
Income (loss) before income tax provision	(133,604)
Income tax provision	800
Net income (loss)	$ (134,404)

The accompanying notes are an integral part of these financial statements.

CHK Global Securities
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2003

	Common Stock	Accumulated Deficit	Total
Balance, at December 31, 2002	$ 55,000	$ (22,024)	$ 32,976
Issuance of common stock	145,000	–	145,000
Net income (loss)	–	(134,404)	(134,404)
Balance, at December 31, 2003	$ 200,000	$ (156,428)	$ 43,572


CHK Global Securities
Statement of Cash Flows
For the year ended December 31, 2003


Cash flows from operating activities:

Net income (loss)		$ (134,404)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
(Increase) decrease in:		
Receivable from clearing firm	$ (31,764)	
Clearing deposit	(20,019)	
Receivable, other than trade	(300)	
Petty cash	(65)	
(Decrease) increase in:		
Accounts payable	3,384	
Salaries payable	10,411	
Total adjustments		(38,353)
Net cash used in operating activities		(172,757)

Cash flow from investing activities: —

Cash flow from financing activities:

Issuance of common stock	145,000
Net cash provided by financing activities	145,000
Net decrease in cash	(27,757)
Cash at beginning of year	32,976
Cash at end of year	$ 5,219

Supplemental disclosure of cash flow information:

Cash paid during the year for		
Interest	$	—
Income taxes	$	800


The accompanying notes are an integral part of these financial statements.

-4-


Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

CHK Global Securities (the "Company") was formed on June 26, 2002 in the State of California and operates as a registered broker/dealer in securities under the provisions of the Securities Exchange Act of 1934. The Company is mostly involved in equity trading. The Company also operates in mutual funds and variable products, such as life insurance and annuities, however, these products account for less than 6% of total revenue. The Company serves approximately 300 customers throughout Southern California.

The Company is a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC").

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. The Company does not hold customer funds and/or securities.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Advertising cost are expensed as incurred.

Commission income is generated from equity trading, mutual fund, and variable life insurance and annuities trades. Commission income and expenses are recorded on trade date basis.

Note 2: <u>INCOME TAXES</u>

For the year ended December 31, 2003 the Company recorded the minimum California Franchise Tax of $800.

The Company has elected to carry-forward its operating loss at December 31, 2003. This operating loss carry-forward may be applied against future taxable income, resulting in a deferred tax asset of approximately $20,161, that expires in the year 2023. A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 3: <u>DEPOSITS HELD AT CLEARING FIRM</u>

The Company has deposited $20,000 with National Clearing Corp as security for its transactions with them.

Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Note 4: <u>RELATED PARTY TRANSACTIONS</u>

The Company entered into an expense sharing agreement on August 16, 2002, with the CHK Capital Group (the "Holding Company") whereby the Holding Company provides office space, furniture and equipment, and pays certain operating expenses on behalf of the Company. The Company reimburses the Holding Company 7.5% of these expenses provided the withdrawal is not in violation of NASD regulations regarding net capital requirements.

On March 26, 2003 the original expense agreement was amended, and as of April 1, 2003, the Company will be billed at a rate of 33% per month instead of the original rate of 7.5%. Additionally, the Company will reimburse the Holding Company for all expenses incurred by the Holding Company that are traceable to the Company.

The Company paid approximately $34,500 to the Holding Company for expenses related to those specified in the expense agreement.

Note 5: <u>RENT EXPENSE</u>

Current year rent expense consists of the following:

Office rent   <u>$ 28,038</u>

Note 6: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>

In January 2003, the FASB issued Interpretation 46, *Consolidation of Variable Interest Entities*. In general, a variable interest entity is a corporation, partnership, trust, or any legal structure used for business purposes that either (a) does not have interest entity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to transactions entered into prior to February 1, 2003 in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of the Interpretation on July 1, 2003 did not have a material impact on the Company's financial statements.

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

In May 2003, The FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristic of both Liabilities and Equity*. The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer clarify a financial instrument that is within its scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

Note 7: <u>COMPUTATION OF NET CAPITAL</u>

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2003, the Company's net capital of $43,188 exceeded the minimum net capital requirement by $38,188; and the Company's ratio of aggregate indebtedness ($13,795) to net capital was 0.32 to 1, which is less than the 15 to 1 maximum ratio required of a Broker/Dealer.

Note 8: <u>RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS</u>

There is a difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 46,571
Adjustments:		
Accounts payable	$ (3,384)	
Rounding	1	
Total adjustments		(3,383)
Net capital per audited statements		$ 43,188

Computation of net capital

Stockholders' equity			
Common stock		$ 200,000	
Accumulated deficit		(156,428)	
Total stockholders' equity			$ 43,572
Less: Non allowable assets			
Employees advances		(300)	
Interest on clearing deposit		(19)	
Petty cash		(65)	
Net adjustments			(384)

Net Capital   43,188

Computation of net capital requirements

Minimum net capital requirements			
6 2/3 percent of net aggregate indebtedness		$ 920	
Minimum dollar net capital required		5,000	
Net capital required (greater of above)			(5,000)

Excess net capital $ 38,188

Percentage of aggregate indebtedness to net capital   0.32:1

There was a material difference in the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2003. See Note 8.

A computation of reserve requirement is not applicable to CHK Global Securities as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Information relating to possession or control requirements is not applicable to CHK Global Securities as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

CHK Global Securities

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2003

Board of Directors
CHK Global Securities

In planning and performing my audit of the financial statements of CHK Global Securities for the year ended December 31, 2003, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by CHK Global Securities including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1.   Making the quarterly securities examinations, counts, verifications and comparisons

2.   Recordation of differences required by rule 17a-13

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

i

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
February 2, 2004